Exhibit 99.(a)(3)

News Release NYSE: BGH	BUCKEYE GP HOLDINGS L.P. Five TEK Park 9999 Hamilton Blvd. Breinigsville, PA 18031
08-09
Contact:	Stephen R. Milbourne
Manager, Investor Relations

smilbourne@buckeye.com

(800) 422-2825

BUCKEYE GP HOLDINGS ISSUES RESPONSE/RECOMMENDATION STATEMENT
REGARDING TENDER OFFER OF BGH GP HOLDINGS, LLC

Breinigsville, PA – November 19, 2008. . . Buckeye GP Holdings L.P. (NYSE: BGH) (“BGH”) today filed a Solicitation/Recommendation Statement on Schedule 14D-9 announcing that the Special Committee of the Board of Directors of MainLine Management LLC, the general partner of BGH, unanimously determined that the price being offered in the  tender offer by BGH GP Holdings, LLC (“BGH Holdings”), to acquire all of the outstanding common units of BGH that are not already owned by BGH Holdings for $17.50 per common unit in cash, is inadequate and that the tender offer is otherwise not in the best interests of the holders of units, other than BGH Holdings and other holders of units affiliated with BGH Holdings.  The Special Committee unanimously recommended, on behalf of BGH, that the holders of units reject the tender offer and not tender their units pursuant to the tender offer.

Holders of BGH units are encouraged to review the Solicitation/Recommendation Statement on Schedule 14D-9 in its entirety, which is filed with the SEC, because it contains important information. Holders of units can obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9, and any amendments thereto or other documents filed by BGH with respect to the tender offer, at www.sec.gov.

About Buckeye GP Holdings L.P.:

Buckeye GP Holdings L.P. is a limited partnership that owns Buckeye GP LLC, the general partner of Buckeye Partners, L.P., and 100 percent of the incentive distribution rights in Buckeye Partners, L.P.  Buckeye GP Holdings L.P. also owns the general partnership interests in certain of the operating subsidiaries of Buckeye

Partners, L.P.  More information concerning Buckeye GP Holdings L.P. is available at www.buckeyegp.com.  More information concerning Buckeye Partners, L.P. is available at www.buckeye.com.

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This announcement is neither an offer to purchase nor a solicitation of an offer to sell units of BGH.  BGH Holdings has not yet commenced the tender offer described herein.  The tender offer will be made only through a tender offer statement.  Investors and unitholders are strongly advised to read the tender offer statement.  In addition, BGH will file a solicitation/recommendation statement with respect to the tender offer.  The tender offer statement and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer.  The tender offer statement, the solicitation/recommendation statement, and other filed documents will be available for free at the Securities and Exchange Commission’s website at www.sec.gov.